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Mayer Brown LLP

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Lawrence R. Hamilton

Direct Tel (312) 701-7055
Direct Fax (312) 706-8333

lhamilton@mayerbrown.com

June 12, 2009
VIA EDGAR
Mr. Christian T. Sandoe Senior Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re: DNP Select Income Fund Inc. (the “Fund”) File Number 811-04915 Post-effective amendment to registration statement on Form N-2 filed April 30, 2009

Dear Mr. Sandoe:

This letter is submitted supplementally to respond to the Staff’s comments on the post-effective amendment to the Fund’s registration statement on Form N-2 that was filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2009. In response to the Staff’s comments, the Fund proposes to file with the Commission an updated post-effective amendment to its registration statement. Set forth below is a description of each of the revisions proposed to be reflected in that post-effective amendment to the registration statement – either in response to a Staff comment or in order to bring the disclosure up to date.

Revisions Made in Response to Staff Comments

Item 3. Fee Table and Synopsis

Comment:

Pursuant to General Instruction G.3 to Form N-2, the fee table required by Item 3.1 must be included in a registration statement filed only under the Investment Company Act of 1940.

Response:

The following fee table required by Item 3.1 will be included in the post-effective amendment filing:

Item 3.    Fee Table and Synopsis

            1.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	N/A

Dividend Reinvestment and Cash Purchase Plan Fees	(1)

Annual Expenses (as a percentage of net assets attributable to common shares)

Management Fees	0.95%

Interest Payments on Borrowed Funds (2)	0.64%

Other Expenses	1.18%

Total Annual Expenses	2.77%

Distributions on Auction Preferred Stock	0.33%

Total Annual Expenses and Distributions on Auction Preferred Stock	3.10%

Example (3)	1 year	2 years	5 years	10 years

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$31	$63	$162	$341
(1)

Shareholders that reinvest dividends and/or capital gains distributions will be charged only brokerage fees in the event that shares are purchased in the open market. Investors investing cash in addition to any cash dividends reinvested will be charged brokerage commissions plus a service fee of $2.50 per transaction. See Item 10.1(d).

(2)	Consists of interest payments on remarketed preferred stock (0.22%) (see Item 10.1(d)) and interest payments on committed credit facility (0.46%) (see Item 10.3).

(3)	This Example should not be considered a representation of future expenses, and actual expenses may be greater or lesser than those shown.

The purpose of the foregoing table is to assist an investor in understanding the costs and expenses that an investor will bear directly or indirectly, and the information contained therein is not necessarily indicative of future performance. “Other Expenses” are based on estimated amounts for the current fiscal year.  “Interest Payments on Remarketed Preferred Stock” are included in the total annual expenses of the Fund.  “Distributions on Auction Preferred Stock” are not included in the total annual expenses of the Fund but are shown separately as a percentage of net assets attributable to common shares and are included in the calculation of the expenses an investor would bear over the time periods shown in the example above. For a more detailed description of management fees paid by the Fund, see Item 9.1(b) and (d).

Item 8.2. Investment Objective and Policies

Comment:

Item 8.2.b(2) requires the Registrant’s fundamental investment policies to disclose the identity of any particular industry or group of industries in which the Registrant proposes to concentrate. Concentration, for purposes of this item, is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.

Response:

The discussion of the Fund’s “Principal investment strategies” in Item 8.2 already included the following statement:

Under normal conditions, more than 65% of the Fund’s total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services. The Fund’s investment objectives stated in the preceding paragraph and its policy of concentrating its investments in the utilities industry are fundamental policies and may not be changed without the approval of the holders of a “majority” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the outstanding shares of the common stock and the preferred stock voting together as one class, which means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares.

However, in response to a suggestion from the Staff, the Fund proposes to move the statement about concentration from the “Principal investment strategies” section to the list of “Fundamental investment restrictions,” where it will appear as the first item and will read as follows:

1.     Under normal conditions, more than 65% of the Fund's total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services.

The other items in the list of “Fundamental investment restrictions” will be renumbered accordingly.

Revisions Made in Order to Make the Disclosure Current

Set forth below is a list of revisions that will be reflected in the post-effective amendment filing in order to bring the disclosure up to date.

Item 8.3. Risk Factors

The discussion of the effects of the Fund’s use of leverage has been updated to reflect the Fund’s recent redemptions of preferred stock and drawdowns on the credit facility, and to reflect updated figures for the Fund’s cost of leverage.

Item 8.5. Share Price Data

The share price data has been updated with more current figures.

Item 9.3. Control Persons

The sentence, “No person is known by the Fund to own of record or beneficially five percent or more of any class of the Fund’s outstanding equity securities,” has been deleted because certain broker-dealers who purchased auction-rate preferred shares from their retail customers in accordance with settlements they entered into with the Commission now beneficially own more than five percent of the Fund’s preferred shares. The first sentence of Item 9.3, “The Fund does not consider that any person ‘controls’ the Fund within the meaning of this item,” remains true, based on the definition of “control” in the Instruction to Item 9.3 of Form N-2. Because the Fund has so many common shares outstanding, ownership of even 100% of the Fund’s outstanding preferred shares would represent only 0.0017% of the voting power of the Fund’s outstanding voting securities.

Item 10.5. Outstanding Securities

The table showing the number of securities of each class of the Fund’s outstanding securities has been updated.

Item 18.1. Management Table

The management table has been updated to reflect the current board and committee membership, and the current terms, titles and ages of directors.

Item 18.7. Ownership of Equity Securities by Directors

The table showing the equity securities beneficially owned by each director has been updated to reflect the current board membership, and a footnote has been added to indicate changes in share ownership since December 31, 2008.

Item 18.13. Director Compensation Table

The director compensation table has been updated to reflect the current board membership, and a paragraph has been added to footnote (1), describing changes to the director compensation system that will become effective on July 1, 2009.

Item 21.3. Ownership of Equity Securities by Portfolio Managers

The table of ownership of equity securities by portfolio managers has been updated to add a footnote indicating changes in share ownership since December 31, 2008.

Item 25. Financial Statements and Exhibits

The exhibit list in Part C has been updated to incorporate by reference two exhibits that were attached to the April filing.

Item 29. Number of Holders of Securities

This item has been updated to reflect a more current figure for the number of record holders of the Fund’s common stock.

General Staff Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges that (i) the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff; (ii) staff comments on the filings, or changes in disclosure in response to staff comments on the filings, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or the preliminary proxy statement should be directed to either Lawrence R. Hamilton at (312) 701-7055 or John Sagan at (312) 701-7123.

Thank you for your attention to this correspondence.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton